Exhibit (a)(5)

D.R. HORTON, INC. OFFERS TO PURCHASE ZERO COUPON CONVERTIBLE SENIOR NOTES DUE 2021 FOR CASH IF NOTE HOLDERS EXERCISE THEIR PUT RIGHT

ARLINGTON, TEXAS – D.R. Horton, Inc. (NYSE:DHI) Monday (March 31, 2003), today announced that holders of Zero Coupon Convertible Senior Notes due 2021 issued by the Company have the right to surrender their notes for purchase by the Company beginning today and running through 5:00 p.m., New York City time, May 12, 2003. Under terms governing the notes, each holder has the right to require the Company to purchase on May 12, 2003 all or a part of such holder’s notes at a purchase price of $559.73 in cash per $1,000 principal amount at maturity. The notes surrendered for purchase by the Company must be in the principal amount of $1,000 or an integral multiple thereof. If all outstanding notes are surrendered for purchase, the aggregate cash purchase price will be approximately $213.3 million. At the end of its first fiscal quarter ended December 31, 2002, D.R. Horton had approximately $868 million in homebuilding cash, cash equivalents and available unsecured revolving credit facility. The notes are not currently convertible into shares of D.R. Horton, Inc. common stock.

To surrender notes, a purchase notice must be delivered to American Stock Transfer & Trust Company, the paying agent for the offer. Holders of notes complying with the transmittal procedures of the Depository Trust Company need not submit a physical purchase notice to the paying agent. Holders may withdraw any notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, May 12, 2003.

The purchase price is based solely on the terms governing the notes and bears no relationship to the market price of the notes or our common stock. Thus, the purchase price may be significantly higher or lower than the current market price of the notes. You are urged to obtain the best available information as to potential current market prices of the notes and our common stock before making a decision whether to surrender your notes for purchase.

A Tender Offer Statement on Schedule TO relating to the Company’s purchase will be filed with the Securities and Exchange Commission (“SEC”) later today. The Schedule TO will include information on the terms, conditions and procedures for surrendering for purchase and withdrawing the notes. These documents will be mailed today to each of the registered beneficial holders of the notes, including to DTC, the sole registered record holder. Note holders can also obtain free copies of these documents through the Web site maintained by the SEC at www.sec.gov, or from D.R. Horton by contacting our Investor Relations department at (817) 856-8200. Note holders are encouraged to read these documents carefully before making any decision with respect to the surrender of notes, because these documents contain important information regarding the details of the Company’s obligation to purchase the notes.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities and no recommendation is made as to whether or not holders of notes should surrender their notes for purchase. The offer is made only by the Company Notice dated March 31, 2003 and related documents (as they may be amended from time to time), being filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO.

Founded in 1978, D.R. Horton, Inc. is engaged in the construction and sale of high quality homes designed principally for the entry-level and first time move-up markets. D.R. Horton currently builds and sells homes under the D.R. Horton, Arappco, Cambridge, Continental, Dietz-Crane, Dobson, Emerald, Melody, Milburn, Schuler, SGS Communities, Stafford, Torrey, Trimark, and Western Pacific names in 20 states and 44 markets, with a geographic presence in the Midwest, Mid-Atlantic, Southeast, Southwest and Western regions of the United States. The Company also provides mortgage financing and title services for homebuyers through its mortgage and title subsidiaries.

Portions of this document may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Although D.R. Horton believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to D.R. Horton on the date this release was issued. D.R. Horton does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: changes in general economic, real estate and business conditions; changes in interest rates and the availability of mortgage financing; governmental regulations and environmental matters; the Company’s substantial leverage; competitive conditions within the industry; the availability of capital to the Company on favorable terms; the Company’s ability to integrate its acquisitions and successfully effect the cost savings, operating efficiencies and revenue enhancements that are believed available and otherwise to successfully effect its other growth strategies. Additional information about issues that could lead to material changes in performance is contained in D.R. Horton’s annual report on Form 10-K and the most recent Form 10-Q, both of which were filed with the Securities and Exchange Commission.

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